UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   January 20, 2011           File No.  001-33520

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour and US Oilco Sign LOI for Exploration Joint Venture

            'Phase One' expenditure up to $15mm to focus on Canadian Landholdings

Denver, Colorado, January 20, 2011 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) announces today that it has signed a Letter of Intent with a NYSE listed E&P company to create an exploration Joint Venture (JV) based on certain of Dejour's Canadian landholdings.

Terms of the initial JV, when finalized, will include an option payment to Dejour to a maximum of $1mm tied to Dejour’s achievement of specific objectives in Q1 of 2011.  Upon satisfactory achievement of initial objectives, it is contemplated that the JV will fund land purchases up to $5mm on a 65/35 basis (US Oilco/ Dejour) to be followed by the funding and drilling of two horizontal wells (combined $9mm estimate) on an 80/20 basis (US Oilco/Dejour).  As contemplated by the agreement, US Oilco and Dejour would continue to develop the project on an ongoing 50/50 basis beyond the earning period.

COO Hal Blacker states, “We are pleased to partner with a US company that recognizes the exploration potential of our Canadian landholdings and is committed to covering the majority of early stage development expenses. Success in the ensuing tests could create another significant leap in the value of Dejour’s Canadian hydrocarbon reserves and enhance shareholder value. We expect to complete phase one of the JV program in 2011 with total capital exposure by Dejour estimated to be less than $3.5mm."

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE-Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email:rhodgkinson@dejour.com	Craig Allison Investor Relations New York Phone: 914.882.0960 Email: callison@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: January 20, 2011	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer